MidPay
Valentine Mark Corporation
Offering Statement Form C


1.      Name of issuer:   Valentine Mark Corporation

**ELIGIBILITY**

2.      ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.      Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?  ☐ Yes  ☑ No

**DIRECTORS OF THE COMPANY**

4.      Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

| | |
|---|---|
| *Name:* | Deepak Kavadia |
| *Dates of Board Service:* | December 20, 2015 -Present |
| *Principal Occupation:* | CEO |
| *Employer:* | Valentine Mark Corporation |
| *Employer's principal business:* | Nice Jewels Corporation |
| *Position:* | Founder and CEO of Nice Jewels Corporation |
| *Dates of Service:* | 1992-Present |
| *Responsibilities* | Manage wholesale business for gemstones, diamonds, high end jewelry, and watches |

5.      **OFFICERS OF THE COMPANY**

Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

| | | |
|---|---|---|
| *Name:* | Deepak Kavadia | Surbhi Kavadia |
| *Title:* | CEO | Secretary |
| *Dates of Service:* | December 20, 2015 -Present | December 20, 2015 -Present |
| *Responsibilities:* | Manage retail online business for gemstones, diamonds, high end jewelry, and watches | Oversee operations of retail online business and manage client relationships |
| ***Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:*** | | |
| *Employer:* | Nice Jewels Corporation | Nice Jewels Corporation |
| *Employer's principal business:* | Wholesale business for gemstones, diamonds, high end jewelry, and watches | Wholesale business for gemstones, diamonds, high end jewelry, and watches |
| *Title:* | CEO | Secretary |
| *Dates of Service:* | 1997-Present | 1997-Present |
| *Responsibilities:* | Manage wholesale business for gemstones, diamonds, high end jewelry, and watches | Oversee operations of wholesale business business and manage client relationships |

**PRINCIPAL SECURITY HOLDERS**

6.    Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | %Voting Power Prior to Offering |
|---|---|---|
| Deepak Kavadia | 55,000,000 | **24.55%** |
| Surbhi Kavadia | 130,109,593 | **60.45%** |

.

**BUSINESS AND ANTICIPATED BUSINESS PLAN**

7.    Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Description of Business and Future Outlook:

MidPay, in partnership with VTM Corporation (VTMC), pioneers a revolutionary approach to product verification and transactional security. Our comprehensive verification process, coupled with an innovative escrow-based payment model, sets a new standard for trust and reliability in the marketplace.

Verification Process Overview:

MidPay, in collaboration with VTMC, ensures every product undergoes rigorous verification to guarantee authenticity and quality:

Initial Assessment: Our cutting-edge AI system conducts an initial scan, comparing the item against extensive databases of registered products, laying the foundation for the verification process.

Expert Examination: Skilled appraisers, boasting years of industry experience, meticulously inspect every aspect of the product, ensuring that each piece aligns precisely with its provided description.

Advanced Technology Integration: In our evaluation of jewelry, we deploy state-of-the-art equipment to conduct tests for metal purity, gemstone quality, and craftsmanship standards. This integration of advanced technology ensures that our assessments are thorough and accurate, instilling confidence in our clientele.

Unique Escrow-Based Model:

MidPay, in partnership with VTMC, introduces a groundbreaking escrow-based payment model, revolutionizing transactional security. Through this innovative approach, payments are securely held in escrow until both parties confirm satisfaction, mitigating the risk of fraudulent transactions and disputes.

AI-Powered Dispute Resolution System:

An integral component of our service offering is our AI-powered dispute resolution system, currently patent-pending. This cutting-edge feature enhances the transactional experience by swiftly resolving disputes, further bolstering trust and confidence in our platform.

Future Growth Strategies:

MidPay is committed to advancing our verification capabilities and expanding our service offerings. Leveraging technological innovations and industry expertise, we aim to diversify our portfolio, extending our verification services to encompass a broader range of product categories. Additionally, we will continue to refine our escrow-based payment model and AI-powered dispute resolution system, ensuring a seamless and secure transactional experience for our clientele.

Conclusion:

VTMC's MidPay is at the forefront of revolutionizing product verification and transactional security. Through our meticulous verification process, innovative escrow-based payment model, and AI-powered dispute resolution system, we are redefining industry standards and earning the trust of consumers worldwide. With a steadfast commitment to excellence and innovation, MidPay and VTMC are poised to shape the future of secure and trustworthy transactions in the marketplace.

**RISK FACTORS**

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8.      Discuss the material factors that make an investment in the issuer speculative or risky:

**Any valuation of the Company at this stage is difficult to assess.** The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

**Valuation Accuracy is based on our best efforts.** The valuation methods used may be commonly used methods used in valuing companies, however, the accuracy of any valuation is only as accurate and reliable as the information used in the calculation of that valuation. The company has made all best-faith efforts to ensure the accuracy and credibility of information provided in the creation of the valuation and any projections or forecasts used therein, however, even our best effort may leave a margin of error, and we cannot guarantee the accuracy of the valuation. Future valuations of the company may come in at drastically different values, which have the potential to affect the value of investments.

**Understanding valuation methodologies**. The results of the valuation created for this offering are based on our best understanding of the methods used to create the valuation. Despite our best efforts, it is possible that we did not properly understand every individual piece of data used in the calculation of the valuation. If we had had a better understanding of the underlying formulas used to calculate each valuation method, we may have input different data into the valuation tool and the resulting valuation may have been minimally or drastically different than the valuation presented herein. If we use a different valuation method in the future, the resulting valuation may be drastically different, which may result in the securities sold herein being valued at a potentially drastically different value.

**Weights of different valuation methods**. In our valuation we utilized a "weighted average" of 5 different valuation methods. The weight attributed to each of the valuation methods was made at our discretion, and the resulting valuation could be significantly different had the weight distribution been allocated differently. TheCompany made a best-faith effort in its judgment in determining the weight distribution, however, even our best effort may leave a margin of error and other parties may have used a different distribution, and we cannot guarantee the accuracy of the valuation. Future valuations of the company may come in at drastically different values, which have the potential to affect the value of investments.

**No Independent Third-Party was consulted for the Valuation.** While the company did use a third-party service to calculate the valuation, no independent third-party expert in valuing companies was consulted in the creation of the data input into the valuation service. Had we consulted with an independent third-party expert in valuing companies, their advice may have let to a significant difference in the resulting valuation of the Company, such advice may have included, but is not limited to: different approaches, a different third-party services, different valuation methods, different weights to the valuation methods, or changes to our projections/forecasts.

**We have used an arbitrary offering price.** The offering price per unit was arbitrarily determined by the Company and is unrelated to specific investment criteria, such as the assets or past results of the Company's operations. In determining the offering price, the Company considered such factors as the prospects, if any, of similar companies, the previous experience of management, the Company's anticipated results of operations, and the likelihood of acceptance of this offering. Please review any financial or other information contained in this offering with qualified persons to determine its suitability as an investment before purchasing any shares in this offering.

**Market Competition.** The Company operates in the highly competitive fashion jewelry market. The industry is characterized by rapid changes in consumer preferences and intense competition from both established brands and new entrants. The company's success depends on its ability to differentiate itself and maintain customer interest in a crowded marketplace.

**Dependence on Website Functionality and Security.** As an online retail platform, the Company relies heavily on its website's functionality and security. Any downtime, technical glitches, or security breaches could significantly impact customer trust and the company's financial performance.

**Supply Chain Risks.** The business depends on a reliable supply chain for sourcing its vast range of products. Disruptions in the supply chain, whether due to political unrest, economic instability, natural disasters, or other factors, could lead to inventory shortages and impact sales.

**Regulatory Compliance.** the Company must comply with a variety of regulations, including those related to online retail, consumer protection, and possibly international trade. Non-compliance could result in fines, legal challenges, or damage to the company's reputation.

**Dependence on Management Experience.** The business heavily relies on the experience and expertise of its management team, led by Valentine Mark. Any changes in the management team or an inability to attract and retain skilled professionals could adversely affect the company's operations and growth.

**Economic Sensitivity.** Fashion jewelry is often considered a discretionary purchase. As such, the business may be sensitive to economic downturns, where consumers may reduce or eliminate spending on non-essential items.

**Intellectual Property Risks.** The company must constantly innovate and refresh its product offerings to stay competitive. There is a risk associated with protecting its designs and intellectual property from infringement by competitors.

**Consumer Trends and Preferences.** The success of the Company is tied to its ability to anticipate and react to changing consumer trends and preferences in fashion jewelry. Failure to effectively forecast and adapt to these trends could lead to decreased sales.

**Marketing and Brand Recognition.** Building and maintaining a strong brand in the online retail space requires effective marketing strategies and significant investment. There is a risk that marketing efforts may not yield the expected increase in customer base and sales.

**Capital and Additional Financing.** As a growing business, the Company may require additional capital to fund expansion, inventory, or other operational needs. Access to capital is not guaranteed, and any future equity offerings could dilute current shareholders' stakes.

**We may be required to register under the Securities Exchange Act.** The Company will be required to conform to the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of its business. Management does not believe that the Company's activities, as presently contemplated, will require registration or qualification of the Company with any federal or state agency.

**Industry-Related Risk Factors for the Company**

**Fashion Industry Volatility.** The fashion industry, including fashion jewelry, is known for its rapid and unpredictable changes in trends and consumer preferences. The Company faces the risk of its product lines quickly becoming outdated if they fail to align with the latest fashion trends.

**Economic Sensitivity.** The demand for fashion jewelry is closely tied to economic conditions. In times of economic downturn, consumers tend to cut back on discretionary spending, which can significantly impact sales in the fashion jewelry sector.

**Intense Competition.** The fashion jewelry market is highly competitive, with numerous players ranging from high-end designers to affordable fashion outlets. The Company competes not only with other online retailers but also with brick-and-mortar stores, potentially affecting market share and profitability.

**Raw Material Price Fluctuations**. The cost and availability of raw materials used in jewelry making, such as metals and gemstones, can fluctuate widely due to various factors, including geopolitical issues, economic conditions, and environmental factors. These fluctuations can impact the cost of goods sold and profit margins.

**Consumer Trust and Brand Loyalty.** Building and maintaining consumer trust is critical in the fashion industry. Any negative publicity, whether due to product quality issues, customer service complaints, or ethical concerns (such as sourcing practices), can significantly impact brand loyalty and customer retention.

**Regulatory Compliance and Changes.** The jewelry industry is subject to various regulations, including those related to consumer safety (e.g., lead content in products), import/export restrictions, and ethical sourcing (e.g., conflict minerals). Compliance with these evolving regulations can impose additional costs and operational challenges.

**Counterfeit Products.** The market for fashion jewelry faces the ongoing threat of counterfeit products. These knock-offs can not only undercut prices but also damage the reputation of established brands, including the Company, if consumers associate them with lower quality.

**Dependency on Online Retail Trends.** As an online retailer, the Company's success is tied to the trends and dynamics of e-commerce. Changes in online shopping behaviors, platform algorithms, or shifts towards new retail technologies could impact its business model.

**Global Supply Chain Disruptions.** Given the global nature of the fashion jewelry supply chain, disruptions due to international trade conflicts, pandemics, or natural disasters can lead to delays, increased costs, and inventory shortages.

**Intellectual Property Challenges.** In the fashion industry, protecting designs and intellectual property can be challenging. The Company faces risks related to copying or imitation of its designs, which can impact its unique value proposition in the market.

Although the Company does not intend to be required to register its securities under the Securities Exchange Act of 1934, as amended, it is possible that the Securities and Exchange Commission (the "SEC") may require the Company to so register. For example, under Section 12(g)(1) of the Securities Exchange Act (as amended by the JOBS Act of 2012), private companies with over 2,000 shareholders and over $10,000,000 in assets, may be required to register with the SEC within 120 days after their fiscal year end. Such registration would increase the operational expenses of the Company and would restrict its activities, thereby possibly having an adverse effect on its business.

The Sarbanes-Oxley Act of 2002 could, should the Company take such action, make the Company's entrance into the public market difficult and expensive. In the wake of well-publicized corporate scandals associated with Enron and WorldCom involving management self-dealing and accounting fraud, in July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act—the most far reaching legislation affecting the federal securities laws since they were created in the 1930's—impacts everything from the role of auditors to public reporting of stock trades by management, from committee independence to reporting of off-balance sheet transactions, and from officer loans to employee whistle-blowing.

Public and registered companies are facing dramatic changes in disclosure and corporate governance requirements under the Sarbanes-Oxley Act, and under new and proposed rules from the SEC, NASDAQ and the NYSE. While these new rules and regulations do not generally cover private companies, their influence on private companies is being felt in the following ways.

- A private company will become subject to the Sarbanes-Oxley Act upon filing a registration statement with the SEC in anticipation of an IPO.
- The Sarbanes-Oxley Act may result in increased scrutiny of a private company being considered for acquisition by a public company.
- In order to conduct an IPO, a private company would need to evaluate its organization against the requirements of the Sarbanes-Oxley Act and develop a compliance program.
- Full compliance with the Sarbanes-Oxley Act – which can be time-consuming and expensive – can significantly slow the efforts of private companies such as the Company that may seek to enter the public markets.

**Management has broad discretion as to the use of proceeds.** The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

**Public health epidemics or outbreaks could adversely impact our business**. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

**If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.**

### THE BOTTOM LINE:

**Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.**

**Please only invest what you can afford to lose.**

**THE OFFERING**

9. What is the purpose of this offering? General operating capital and development.

Target number of securities to be offered: 1,000,000
Price (or method for determining price): $0.26570 - Based on number of shares and market cap
Target offering amount: 1235000.00
Oversubscriptions accepted: ☒ Yes ☐ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☒ First-come, first-served basis
☐ Other - provide a description: _____
Maximum offering amount (if different from target offering amount): 5000000.00
Deadline to reach the target offering amount: August 1, 2024

10. How does the issuer intend to use the proceeds of this offering?

| | If Target Offering Amount Sold | If Maximum Offering Amount Sold |
|---|---|---|
| Total Proceeds | $10,000.00 | $124,000.00 |
| Less: Portal Success Fee of 7% | $700.00 | $8,680.00 |
| Net Proceeds | $9,300.00 | $115,320.00 |
| Use of Net Proceeds | | |
| Legal | $2,000.00 | $5,000.00 |
| Accounting and Audit | $5,000.00 | $10,000.00 |
| Marketing efforts and operational expenses, such as web hosting and minor platform enhancements | $1,200.00 | $70,,000.00 |

| General Operating Capital | $1,000.00 | $27,080.00 |
|---|---|---|
| **Total Use of Net Proceeds** | **$9,200.00** | **$124,000.00** |

The above figures are estimates and may change due to strategic, economic, and/or other factors. The Company has discretion to alter the use of proceeds as set forth above under the following circumstances: At the issuer's discretion, we may amend or deviate from the above use of proceeds in response to unforeseen developments, in order to engage in new opportunities as they become available, or otherwise in order to act or react to situations or opportunities that were otherwise unavailable or not considered prior to the raise that the management believes to be in the best interest of the company. Finally, in response to any unforeseen act of government or nature that might arise.

11.     How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds have been reached, and the company decides to close the offerings, the company has engaged a transfer agent Securities Transfer Corporation to transfer the Securities to the newly acquired security holders.

12.     How can an investor cancel an investment commitment?

**NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.**

**The intermediary will notify investors when the target offering amount has been met.**

**If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**

**If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.**

**If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.**

**If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned to the investor(s).**

**OWNERSHIP AND CAPITAL STRUCTURE**

**The Offering**

13.     Describe the terms of the securities being offered.

MidPay
Valentine Mark Corporation
Offering Statement Form C

The securities being offered are Units. Each Unit consists of one (1) Note which are "Principal Protected Simple Agreements for Future Equity" ("PP SAFE Notes").

Each Unit is $125.

Each PP SAFE Note will convert into common shares on the 366th day following the date of the close of the offering in the Company on the following basis:

1. If the average volume weighted closing price (VWAP) of the stock for the previous five trading days is $0.25 or less, the funds invested will convert into common stock at a price which is a 25% discount from the VWAP. For example, if the VWAP is $0.10, an investor will receive the number of shares represented by the amount of his/her Note priced at $0.075 (a 25% discount from $0.01).

2. If the VWAP is $0.25 or more, the funds invested will convert into common stock at a price of $0.25.
   In addition, bonus shares are offered for larger investment amounts on the following basis: An investment of $5,000 to $14,999 will receive 25% Bonus Shares on conversion; an investment of $15,000 to $24,999 will receive 37.5% Bonus Shares on conversion; and an investment of $25,000 or more will receive 50% Bonus Shares on conversion.

   Fractional shares will round up to the nearest whole share.

14. Do the securities offered have voting rights? ☑ Yes ☐ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

16. How may the terms of the securities being offered be modified?

**Restrictions on Transfer of the Securities Being Offered**

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)     to the issuer;
(2)     to an accredited investor;
(3)     as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)     to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.**

**The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.**

**Description of Issuer's Securities**

17.    What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights | Other Rights |
|---|---|---|---|---|
| **Common Stock:** | | | | |
| | 300,000,000 | 215,224,593 | Yes ☑☐ No ☑☐ | Yes ☑☐ No ☑☐ |
| | | | | Specify: |

18.    How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

       None

19.    Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.    How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

       As the holder(s) of a majority of the voting rights in the company, our majority shareholder(s) may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder(s) may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

21.    How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

       Shares of the company are available on OTC Markets. On January 28 the closing price was $0.27

22.    What are the risks to purchasers of the securities relating to minority ownership in the issuer?

       **The right to demand current distributions from an operating business is limited.** A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

       **No right to participate in any management decisions of the company.** The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

**The investor has limited rights, if any, to have your interest bought out**. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.    What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**

   Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**

   The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**

   As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**

   The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24.    Describe the material terms of any indebtedness of the issuer:

   The Company has no material indebtedness at this time.

25.    What other exempt offerings has the issuer conducted within the past three years?

   The Company has not conducted any other exempt offerings in the past three years.

26.     Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    (1)     any director or officer of the issuer;
    (2)     any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    (3)     if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    (4)     any immediate family member of any of the foregoing persons.

**NO**

INSTRUCTIONS TO QUESTION 26:

The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

**FINANCIAL CONDITION OF THE ISSUER**

27.     Does the issuer have an operating history?     ☑ Yes   ☐ No

28.     Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.

INSTRUCTIONS TO QUESTION 28:

The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided.

For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

MidPay
Valentine Mark Corporation
Offering Statement Form C

Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

The financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations is discussed in the notes following the financials..

**FINANCIAL INFORMATION**

29.  Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

| Valentine Mark Corporation | (UNAUDITED) |
|---|---|
| BALANCE SHEET | |
| (As of Dec. 31, 2022) | |

| | (Unit : USD) |
|---|---|
| **ASSETS** | |
| CURRENT ASSETS : | |
| Cash and cash equivalents | 465 |
| Accounts receivable | 82,380 |
| Inventory | 10,865 |
| Loan receivable | 100,000 |
| Total current assets | 193,710 |
| | |
| EQUIPMENT, FURNITURE & FIXTURE | 2,049 |
| (Accumulated depreciation) | (1,961) |
| Total fixed assets | 88 |
| | |
| TOTAL ASSETS | $193,798 |
| | |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| LIABILITIES : | |
| Accounts payable | 91,370 |
| Accrued and other expense | 94,368 |
| Loan from shareholders | 130,000 |
| Total current liabilities | 315,738 |
| | |
| STOCKHOLDER'S EQUITY : | |
| Common stock (300 million shares authorized, and 215,224,593 shares issued and outstanding) | 115,000 |
| Retained earnings | (236,940) |
| Total stockholder's equity | (121,940) |
| | |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | 193,798 |

# Valentine Mark Corporation                           (UNAUDITED)

## STATEMENT OF INCOME AND RETAINED EARNINGS
(Twelve Month Period Ended Dec. 31, 2022)

|  | (Unit : USD) |
|---|---|
| NET SALES | 1,060,730 |
| COST OF GOODS SOLD | 1,045,200 |
| Gross Profit | 15,530 |
| OPERATING EXPENSES | 50,893 |
| INCOME FROM OPERATIONS | (35,363) |
| Other income(expense) | 0 |
| PROVISION FOR INCOME TAXES | |
| Current | 1,393 |
| Deferred | 0 |
| Total income taxes | 1,393 |
| NET INCOME | (36,756) |
| RETAINED EARNINGS : | |
| Beginning of period, Jan. 1 | (200,184) |
| Dividend | 0 |
| End of period, Dec. 31 | (236,940) |

# Valentine Mark Corporation

(UNAUDITED)

## STATEMENT OF STOCKHOLDER'S EQUITY
(Twelve Month Period Ended Dec. 31, 2022)

(Unit : USD)

| | Common Stock | | | Retained | Total |
| --- | --- | --- | --- | --- | --- |
| | Shares | Amount | Additional Paid In Capital | Earnings | Stockholders' Equity |
| Balance, Jan. 1, 2022 | 215,224,593 | $115,000 | - | (200,184) | ($85,184) |
| Net Income for the Year | - | | - | (36,756) | (36,756) |
| Dividend Paid | - | | - | 0 | - |
| Balance, Dec. 31, 2022 | 215,224,593 | $115,000 | 0 | (236,940) | ($121,940) |

# Valentine Mark Corporation                    (UNAUDITED)

## STATEMENT OF CASH FLOWS
### (Twelve Month Period Ended Dec. 31, 2022)

(Unit : USD)

OPERATING ACTIVITIES :

| | | |
|---|---:|---:|
| Net income | (36,756) | |
| Adjusyments to reconcile net income to net cash provided by operating activities | | |
| Depreciation | 184 | |
| Changes in assets and liabilities | | |
| Accounts receivable | 59,164 | |
| Inventory | 11,925 | |
| Accounts payable | (41,150) | |
| Accrued and other expenses | 5,244 | |
| Net cash provided by operating activities | | (1,389) |

INVESTING ACTIVITIES :

| | | |
|---|---:|---:|
| Purchases of fixed assets | 0 | |
| Net cash provided by investing activities | | 0 |

FINANCING ACTIVITIES :

| | | |
|---|---:|---:|
| SBA loan payoff | 0 | |
| Net cash provided by financing activities | | 0 |

| | |
|---|---:|
| NET INCREASE IN CASH AND CASH EQUIVALENTS | (1,389) |

CASH AND CASH EQUIVALENTS

| | |
|---|---:|
| Beginning of period, Jan. 1 | 1,854 |
| End of period, Dec. 31 | 465 |

Valentine Mark Corporation
Notes to the Financial Statements

NOTE 1 : ORGANIZATION

Valentine Mark Corporation (the Company) was acquired by Clear Trade Incorporated, a private New Jersey company, for reverse merger purposes on Apr. 1, 2016. Just before the reverse merger, the Company made a whole write off of valueless assets, liabilities and equity accounts for a fresh start as a new entity. Effective Apr. 1, 2016, the Company started import, export, and trading of precious metals and natural resources as Clear Trade Incorporated had done before the reverse merger.

NOTE 2 : SIGNIFICANT ACCOUNTING POLICIES :

Inventories: Inventories are stated at the lower of cost (first-in, first-out basis) or market.
Property and equipment Property and equipments are stated at cost and depreciated primarily on a MACRS over estimated useful lives as follows:

      Equipment: 7 years
      Furniture & fixture: 7 Years

Use of estimates : The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates.
Cash equivalents: The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents, if any.

NOTE 3 : NUMBER OF SHARES

The total authorized number of shares is 300,000,000.
215,224,593 shares are issued and Outstanding.

Note 4: The company is looking to hire new employees to promote its patented products with major Retailers. The Company is also planning to hire professionals and new Investment advisors for further Capital Raise and to increase its working capital.

Note 5: Company will be pursuing a Regulation A+ offering in order to raise capital and create investments in real estate, patent acquisition, and business ventures that could generate substantial returns for the investments made on a secured basis over the years.

Note 6: Company is also planning to be fully Reporting in near future.

INSTRUCTIONS TO QUESTION 29: To determine the financial statements required, the Aggregate Offering Amount for purposes of this Question 29 means the aggregate amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Section 4(a)(6) of the Securities Act within the preceding 12-month period plus the current maximum offering amount provided on the cover of this Form.

MidPay

Valentine Mark Corporation

Offering Statement Form C

To determine whether the issuer has previously sold securities in reliance on Regulation Crowdfunding for purposes of paragraph (c) of this Question 29, "issuer" means the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer.

Financial statements must be prepared in accordance with U.S. generally accepted accounting principles and must include balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements. If the financial statements are not audited, they shall be labeled as "unaudited."

Issuers offering securities and required to provide the information set forth in row (a) before filing a tax return for the most recently completed fiscal year may provide information from the tax return filed for the prior year (if any), provided that the issuer provides information from the tax return for the most recently completed fiscal year when it is filed, if filed during the offering period. An issuer that requested an extension of the time to file would not be required to provide information from the tax return until the date when the return is filed, if filed during the offering period.

MidPay
Valentine Mark Corporation
Offering Statement Form C

A principal executive officer certifying financial statements as described above must provide the following certification**:

**CERTIFICATION**

*Principal Executive Officer:*

The issuer shall include certifications by the chief executive officer and chief financial officer of the issuer (or any other persons with different titles but having the same responsibilities) in each Quarterly Report or Annual Report.

The certifications shall follow the format below:

I, Deepak Kavadia certify that:

> 1. I have reviewed this Annual disclosure statement.
>
> 2. Based on my knowledge, this disclosure statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this disclosure statement; and
>
> 3. Based on my knowledge, the financial statements, and other financial information included or incorporated by reference in this disclosure statement, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this disclosure statement.

12/31/2022

/s/ Deepak Kavadia

(Digital Signatures should appear as "/s/ [OFFICER NAME]")


*Principal Financial Officer:*

I, Deepak Kavadia certify that:

> 1. I have reviewed this Annual disclosure statement.
>
> 2. Based on my knowledge, this disclosure statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this disclosure statement; and
>
> 3. Based on my knowledge, the financial statements, and other financial information included or incorporated by reference in this disclosure statement, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this disclosure statement.

12/31/2022

/s/ Deepak Kavadia

(Digital Signatures should appear as "/s/ [OFFICER NAME]")

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)     Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
(i)      in connection with the purchase or sale of any security? ☐ Yes ☑ No
(ii)     involving the making of any false filing with the Commission? ☐ Yes ☑ No
(iii)    arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(2)     Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
(i)      in connection with the purchase or sale of any security? ☐ Yes ☑ No
(ii)     involving the making of any false filing with the Commission? ☐ Yes ☑ No
(iii)    arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(3)     Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
(i)      at the time of the filing of this offering statement bars the person from:
(A)     association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
(B)     engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
(C)     engaging in savings association or credit union activities? ☐ Yes ☑ No
(ii)     constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
☐ Yes ☑ No

If Yes to any of the above, explain:

(4)     Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
(i)      suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
(ii)     places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
(iii)    bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5)     Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
(i)      any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6)        Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

If Yes, explain:

(7)        Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

If Yes, explain:

(8)        Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If Yes, explain:

**If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

## OTHER MATERIAL INFORMATION

31.        In addition to the information expressly required to be included in this Form, include:

        (1)        any other material information presented to investors; and
        (2)        such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

**Updating offering to meet new regulations.**

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules.

**Amending offering to $5M maximum.**

On November 2nd 2020, the SEC announced that they voted to expand Regulation Crowdfunding limits from $1.07 million per year to $5 million per year by including Audited Financials. These rules took effect on March 15th, 2021. We may elect to amend our offering to include Audited Financials and adjust the Offering Maximum to $5,000,000.

## ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.  Once posted, the annual report may be found on the issuer's website at: URL vtmc.us

The issuer must continue to comply with the ongoing reporting requirements until:

        (1)        the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
        (2)        the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
        (3)        the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)    the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)    the issuer liquidates or dissolves its business in accordance with state law.

\*                 \*     \*     \*     \*

**PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934**

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.    Add § 240.12g-6 to read as follows:

**§    240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1)  Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2)  Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3)  Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days